FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 22, 2003

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard Moscow 109028 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No     ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC on May 13, 2003.

1.1. In order to comply with formal requirements of the Federal Law Concerning Joint Stock Companies as regards interested party transactions and in connection with the absence of any actual conflicts of interests, to approve the following transactions:

1. WBD Foods OJSC (the Licensor) grants to Gulkevichi Butter Plant CJSC (the Licensee), for the entire term of the contract and for the fee paid by the Licensee to the Licensor, the non-exclusive license valid in the Russian Federation to use the following trade marks in respect of goods and services enumerated in the contract:

233115 – VESELYI MOLOCHNIK (A MERRY MILKMAN) (mixed)

The fee is paid on a monthly basis and is calculated as follows:

0.01% to 10% of the total value of goods sold by the Licensee under this trade mark plus VAT of 20% and should be equal to at least 120 rubles, inclusive of VAT (20%). The total value of the sold goods is determined exclusive of VAT.

2. WBD Foods OJSC (the Licensor) grants Timashevsk Diary Plant OJSC (Timashevsk) (the Licensee), for the entire term of the contract and for the fee paid by the Licensee to the Licensor, the non-exclusive license valid in the Russian Federation to use the following trade mark in respect of goods and services enumerated in the contract, subject to the right to sub-license:

226425 - Frugurt (apricot and mango)

227683 - Frugurt (bilberries)

227684 - Frugurt (raspberry)

227072 – Chudo tvorozhok (curds) (pears)

233115 – Veselyi Molochnik (A Merry Milkman) (mixed)

The fee is paid on a monthly basis and is calculated as follows:

0.01% to 10% of the total value of the goods sold by the Licensee under these trade marks plus VAT of 20% and should be equal to at least 120 rubles, inclusive of VAT (20%). The total value of the sold goods is determined exclusive of VAT.

3. In connection with change in the som to U.S. dollar exchange rate, to increase the transaction value earlier approved of by the resolution of the General Meeting of Shareholders of WBD Foods OJSC (to 1,000,000 U.S. dollars) (minutes No. 31-05 dated 31 May 2002) to purchase additionally issued equities of Bishkeksut OJSC (issue KG0104007818 of 25 December 2002) to the amount equivalent to 45,078,619.60 soms (the transaction value where the value of 1 equity is equal to 38.645 soms). The beneficiary is WBD Foods OJSC .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	May 22, 2003